UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                              (Amendment No. 4 )*
                                --------------
                           Medicus Systems Corporation
-------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   584970 10 7
                 ----------------------------------------------
                                 (CUSIP Number)

                      J. Craig Walker, Bell, Boyd & Lloyd,
        70 West Madison Street, Suite 3300, Chicago, Illinois 60602-4207
                                 (312) 372-1121
-------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)


                                November 9, 1997
-------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

Check the following box if a fee is being paid with this statement . (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page. The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                                       13D
-------------------------------------------------------------------------------
CUSIP No.  584970 10 7
--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Richard C. Jelinek
-------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) _
                                                                 (b) _
-------------------------------------------------------------------------------
3         SEC USE ONLY


-------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          OO
-------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) OR 2(e)

-------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America
-------------------------------------------------------------------------------
7         SOLE VOTING POWER       240,000 Shares
-------------------------------------------------------------------------------
8        SHARED VOTING POWER      180,000 Shares
-------------------------------------------------------------------------------
9        SOLE DISPOSITIVE POWER   240,000 Shares
-------------------------------------------------------------------------------
10       SHARED DISPOSITIVE POWER 180,000 Shares
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         EACH REPORTING PERSON    420,000 Shares
-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 7.1%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*   IN
-------------------------------------------------------------------------------



This Amendment No. 4 relates to the Statement on Schedule 13D originally filed by Richard C. Jelinek on March 11, 1996, with respect to the common stock of Medicus Systems Corporation, as amended by Amendment No. 1, Amendment No. 2, and Amendment No. 3 thereto (as amended, the "Statement"). Capitalized terms not otherwise defined in this Amendment shall have the meaning given to them in the Statement.

ITEM 4.           Purpose of Transaction

The shares of Common Stock reported in this Amendment No. 4 are held for investment purposes.

Richard C. Jelinek ("Mr. Jelinek") and the Richard C. Jelinek Charitable Remainder Unitrust dated August 3, 1993 (the "Trust"), of which Mr. Jelinek is a beneficiary, hold warrants to purchase an aggregate of 400,000 shares of common stock, par value $.01 per share ("Common Stock") of Medicus Systems Corporation, a Delaware corporation (the "Company") at a price of $8.00 per share, which are exercisable any time before March 2002.

         On November 9, 1997, the Company and QuadraMed Corporation, a Delaware corporation, ("QuadraMed") entered into an Agreement and Plan of Reorganization (the "Merger Agreement"), whereby the Company and a wholly-owned subsidiary of QuadraMed ("Merger Sub") will be combined into a single entity through the statutory merger of Merger Sub with and into the Company (the "Merger"). Pursuant to the terms of the Merger Agreement, each outstanding share of Company Common Stock will be converted into the right to receive either (i) $7.50 in cash without interest (the "Cash Consideration"), (ii) .3125 shares of common stock, par value $.01 per share, of QuadraMed ("QuadraMed Common Stock"), subject to certain price adjustments and limitations contained in the Merger Agreement; or (iii) a combination of Cash Consideration and QuadraMed Common Stock.

         In connection with the Merger Agreement, Mr. Jelinek and his wife have entered into Stock Purchase Agreements (the "Stock Purchase Agreements") with QuadraMed pursuant to which QuadraMed will acquire, for a purchase price of $7.50 per share, in cash, all of the shares of Company Common Stock currently owned by them. Mr. Jelinek and his wife have granted to QuadraMed proxies (the "Proxies") to vote their shares, and will also receive warrants to purchase a number of shares ("Warrant Shares") of QuadraMed Common Stock equal to the product of (x) the number of Medicus shares sold by such Selling Stockholders multiplied by (y) .3125, subject to certain adjustments and limitations. The exercise price of the Warrant Shares shall be $24.00 per share (such exercise price being the closing price of QuadraMed Common Stock on Friday, November 7,
1997), and the Warrant Shares will be exercisable at the effective time of the Merger. Mr. Jelinek has also granted QuadraMed a proxy with respect to any shares of Common Stock he may acquire upon exercise of the warrants he currently holds covering 220,000 shares of Common Stock.

         Other than as described above, Mr. Jelinek has no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D (although he reserves the right to develop such plans).



ITEM 5.           Interest in Securities of the Issuer

         Mr. Jelinek currently beneficially owns: (i) indirectly through the Trust a warrant to purchase 180,000 shares of Common Stock and (ii) directly (a) a warrant to purchase 220,000 shares of Common Stock and (b) options to purchase 20,000 shares of Common Stock under the Company's Directors' Stock Option Plans, which are or may become exercisable within 60 days of the date hereof (including options covering 5,000 shares to be received at the time of the Company's next Annual Meeting of Stockholders on November 17, 1997). The shares of Common Stock which may be deemed to be beneficially owned by the Trust represent approximately 3.2% of the outstanding Common Stock as of November 9, 1997. Including the aggregate of 180,000 shares of Common Stock which may be deemed to be beneficially owned by the Trust, Mr. Jelinek may be deemed to beneficially own 7.1% of the outstanding Common Stock as of November 9, 1997. The percentage calculation set forth in the preceding sentence is based on 5,522,771 shares of Common Stock outstanding as of November 9, 1997.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See the description of the Merger Agreement, the Stock Purchase Agreements, and the Proxies set forth in the above Item 4.

Other than the agreements described in Item 4, which descriptions are incorporated herein by reference, and agreements previously described in the Statement, Mr. Jelinek does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.           Material to Be Filed as Exhibits

Exhibit No.                                 Description

       1             Letter dated April 26, 1996 from Richard C.
                     Jelinek to Patrick C. Sommers
       2             Voting Preferred Stock Option Certificate
       3             Stock Purchase and Warrant Agreement dated
                     as of January 2, 1997 between Richard C.
                     Jelinek and Medicus Systems Corporation
       4             Stock Purchase and Warrant Agreement dated
                     as of January 2, 1997 between the Richard C.
                     Jelinek Charitable Remainder Unitrust and
                     Medicus Systems Corporation
       5             Restated Stock Purchase and Warrant
                     Agreement dated as of March 14, 1997
                     between Richard C. Jelinek and Medicus
                     Systems Corporation
       6             Restated Stock Purchase and Warrant
                     Agreement dated as of March 14, 1997
                     between the Richard C. Jelinek Charitable
                     Reminder Unitrust and Medicus Systems
                     Corporation
       7             Stock Purchase Agreement dated November
                     9, 1997 between Richard C. Jelinek and
                     Medicus Systems Corporation
       8             Irrevocable Proxies dated November 9, 1997


                  ---------------
                  *Previously filed





                                   Signatures

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 9, 1997


                                                        /s/ Richard C. Jelinek
                                                            Richard C. Jelinek